

June 25, 2012

Via E-mail
Xuelian Bian, Chief Executive Officer
Linkwell Corporation
1104 Jiatong Road
Jiading District
Shanghai, China 201807

> **Re:** **Linkwell Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 29, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **Forms 8-K and 8-K/A**
> **Filed April 4, 2012 and May 11, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-24977**

Dear Mr. Bian:

We have limited our review of your filing to the issues we have addressed in our comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to the below comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed May 29, 2012

General

1. Please use the correct EDGAR tag PRE14C for your filing, rather than PREM14A.

2. Please revise your disclosure to state the record date on which you determined the stockholders eligible to give written consent. See Item 6 of Schedule 14A.

3. Please revise your filing to indicate the date on which you received the written consent from the holders of 60.1% of your outstanding voting securities. In this regard, we note that your current disclosure appears to reflect a tentative date after the filing of your preliminary information statement.

Reverse Stock Split, page 3

4. Please revise the last paragraph of this to indicate that you are conducting a reverse stock split, rather than a forward stock split.

Name change, page 5

5. We note that you are changing your name change from "Linkwell Corporation" to "Sun Sage Resources." It appears that you are changing your name in connection with the recent acquisition of Metamining Nevada, Inc. Please expand your disclosure to provide detailed information relating to the transaction, including the information required by Items 11, 13 and 14 of Schedule 14A. Refer to Note A of Schedule 14A.

Form 10-Q for the Fiscal Quarter ended March 31, 2012

General

6. We note that on March 30, 2012 Linkwell Corporation issued shares to acquire Metamining Nevada that resulted in the shareholders of Metamining obtaining a majority interest in the consolidated entity. Please provide us with a specific and comprehensive discussion regarding how you determined that this transaction is a reverse acquisition. In this regard please tell us what consideration you gave to whether the transaction is a business combination that should be accounted for at fair value. Please also tell us what consideration you have to whether Metamining was an operating company prior to the transaction.

7. Please help us understand how you have reflected the transaction with Metamining in your financial statements. Typically in a reverse acquisition the historical stockholder's equity of the accounting acquirer is retroactively restated for the equivalent number of shares received in the transaction. The number of shares retained by the legal acquirer is shown as issued in the transaction at the transaction date. Earnings per share are revised to reflect these changes.

Consolidated Statements of Operations and Comprehensive Income, page 2

8. It appears that you have not included any results of Linkwell's disinfectant business in your consolidated statement of operations. Please explain how you have determined this to be appropriate and also explain how you will consolidate and report these operations in the future. Additionally, please explain how you will account for the 8.9% interest which you do not own.

Notes to the Consolidated Financial Statements

Note 1 – Organization and summary of Significant Accounting Policies, page 4

Organization, page 4

9. Given your exchange of 9,581,973 shares of Series C convertible preferred stock and 3,000,000 series C common stock warrants for 100% of the capital stock of Metamining Nevada, please explain more specifically how you have determined that Metamining has a 91.1% ownership after giving effect to an expected 1:200 reverse stock split.

10. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you are accounting for your Series C convertible stock and related warrant. In this regard, please tell us what consideration you have given to whether the conversion option of the Series C stock should be bifurcated and remeasured every reporting period and how you have valued the warrant.

Note 2- Pro-Forma Financial Information- Reverse Acquisition of Metamining Nevada, page 10

11. We note you have included the results of Linkwell for the period ended March 31, 2012. Please help us understand how you have determined the income tax expense, net income attributable to non-controlling interests and net loss attributable to Linkwell Corp.

Note 6- Intangible Assets, page 17

12. Given your transaction with Wuhai Likang and expansion into mining operations, please tell us how you have considered whether your intangible assets continue to be realizable.

Note 8 – Other Receivables, page 18

13. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have determined amounts contributed to Wuhai Likang are realizable. In this regard, please also tell us the amount and timing of any repayments Wuhai Likang has made to date. Please clarify if you expect repayment on amounts that have been classified as investments.

Note 10- Related Party Transactions, page 19

14. Please provide us with a rollforward of your accounts receivable from related parties from January 1, 2010 to the present. Please separately identify amounts related to ZhongYou. Please present each fiscal period separately and specify the time period of collections.

15. Please provide us with specific details regarding when you expect the outstanding accounts receivable from related parties balance to be collected. We note your disclosure

on page 23 that payment is generally required within four to six months. Please tell us why it appears actual payment time is longer than the required timeframe.

16. Please provide us with a specific and comprehensive discussion regarding how you have determined the amount of your allowance related to receivables with ZhongYou and why the allowance has increased in recent periods.

Note 13 – Stockholders' Equity, page 20

17. Please tell us why your filing does not include a statement of changes in each caption of stockholders' equity. Please provide us this information. Reference Rule 3-04 of Regulation S-X.

18. We note your disclosure in the second paragraph which indicates that the reverse stock split was retroactively reflected in your consolidated statements, but that you decided not to proceed with the 1:30 reverse split. Please reconcile these statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

19. With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the underlying purpose for entering into the transaction with Metamining Nevada. In addition, please tell us what consideration you gave to the need to raise additional funds to retain the mining and real property rights.

Results of Operations, page 22

20. We note that Metamining Nevada had no substantive operations during the quarter ended March 31, 2012; however, based on the information provided in the financial statements it appears that the disinfectant business of Linkwell continued operations. Please tell us why your filing does not include a discussion of the results of operations for Linkwell and provide us with such a discussion. In addition, please address whether the Company intends to continue the historical Linkwell business plan and operations.

Liquidity and Capital Resources, page 22

21. Please clarify why your filing does not include a discussion of the impact that Linkwell's disinfectant business had on the Company's liquidity and capital resources. Please provide us with such information. In this regard, please specifically address the collectability of your receivables and separately quantify the aging of receivables for both related parties and non-related parties.

Exhibits 31.1 and 31.2

22. We note that your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. Please amend your filing to include the aforementioned language in your certifications.

Form 8-K filed April 4, 2012 and as amended on May 11, 2012

23. We note that Linkwell and Metamining have used two different auditors. Please tell us who will be the auditor of the combined entity and tell us what consideration you gave to including disclosure in accordance with Item 304 of Regulation S-K and what consideration you gave to filing an Item 4.01 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

24. We note that you filed your Form 10-K on March 30, 2012, the same day you entered into the agreement with Metamining Inc. to acquire Metamining Nevada, Inc. Please tell us when you entered into discussions regarding this transaction. Please also explain to us why you did not disclose your intent to significantly change your business model in your disclosures in your Form 10-K.

25. Your disclosure regarding your outstanding stock in the shareholders' equity portion of your balance sheet on page F-23 reflects that 3,153,516 shares were outstanding as of December 31, 2011. In Item 2. of your Form 10-Q filed May 15, 2012, you disclose certain share issuances. Please provide to us with a list of all of the share issuances and transactions that resulted in the 105,605,475 shares of capital stock outstanding, which is the amount you report on the cover page of the Form 10-K.

Note 18- Subsequent Events, page F-25

26. Please tell us why you have not included disclosure related to your arrangement with Metamining Nevada.

Engineering Comments

Form 8-K/A filed May 11, 2012

Organization and Principal Activities, Exhibit 99.1 page 6

27. We note you refer to Metamining Nevada, Inc. as a development stage company in this section. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These terms reference either the development stage when companies are engaged in preparing reserves for

production, or the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development and/or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

28. We note you reference iron ore in this section. Under SEC Industry Guide 7, the term ore refers to that material that can be mined and processed commercially at a profit. Since you have not established this material can be mined profitably with a high degree of certainty and established proven and/or probable reserves, please remove the term ore from your filing.

29. We also note in this section that you use the terms "resources", "identified resources", "proven resources", and "potential resources" in reference to quantities (tonnage) and quality (grade) estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure and related quantity or quality estimates (tonnage and grade) from your filing

30. We note you reference several geologic reports for your Iron Horse, Dodge, and/or Buena Vista properties. Please forward to our engineer as supplemental information and not as part of your filing, the reports referenced, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

31. We note your disclosure of a Pre-feasibility study to establish the technical feasibility for your mining properties. Please note that mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

32. Given the status of your properties, it would also be appropriate to include a brief discussion of the risks commonly associated with a pre-feasibility study. Such risks may address the following points:

- The limited amount of drilling and geologic study completed to date.

- The process testing is limited to historic properties, small pilot plants, and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts

- The rough preliminary operating and capital cost estimates.

- Metallurgical flow sheets and expected recoveries are in development.

- The history of pre-feasibility studies typically underestimating capital and operating costs

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone at (202) 551-3262, or in her absence, Craig Slivka at (202) 551-3729 if you have questions regarding the comment letter or related matters. You may also contact Melinda Hooker at (202) 551-3732, or in her absence, Patricia Armelin at (202) 551-3747 if you have questions regarding comments on your financial statements or related matters.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
       James Schneider, Esq.